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                              C o m p u D y n e
                            C O R P O R A T I O N
































The Future of Public Security is Here




                                     N A T I O N A L   R E S O U R C E S
                                     I N T E G R A T E D   S Y S T E M S
                                             L O C A L   R E S P O N S E




                           FOUR YEAR SUMMARY


















Statement of Operations Data
(Thousands of Dollars, except per share data)

                                      2000       1999      1998      1997

Total Revenue                      $130,611   $111,446   $31,916  $20,016

Net Income                            4,139(a)   2,670       847      696

Net Income Per Diluted Share          $0.69(b)   $0.46     $0.20    $0.16

Return On Average Equity              34.7%      33.6%     31.6%    34.8%

Weighted Average Diluted Shares       6,028      5,868     4,343    4,364

Includes (a) $500 and (b) $.08 related to a favorable tax adjustment less aborted acquisition costs.



Balance Sheet Data (Thousands of Dollars)

                                      2000       1999      1998      1997

Working Capital                     $17,137    $16,102   $18,858   $1,885

Total Assets                         58,589     57,447    43,570    7,598

External Debt                        20,217     19,613    20,535    1,339

Shareholder Equity                   13,796     10,030     5,890    2,162




























"Our team at CompuDyne built another record year in operations.

Revenues, at $131 million, were up 17%, and the growth was mostly internally generated.  Diluted earnings per share of $0.69 were up 50%

but more importantly, our earnings per share before the deferred tax and acquisition expense adjustments were up by 30%.  Our Shareholder's

Equity continues to build and our leverage ratios have declined again.

We are very well positioned, from an operations and balance sheet standpoint, to take on our strategic move into the Public Safety software market."



















              L E T T E R   TO   S H A R E H O L D E R S

                                INTERNAL GROWTH. With only one modest
                                tactical acquisition in 2000, essentially all of our growth in revenues and earnings is a result of working our core businesses harder and smarter. In most cases our growth has exceeded the growth of our markets, representing important gains in market share.

                                NEW PRODUCTS. An important objective is
                                to add products and services that further solidify CompuDyne's leading position, both in terms of revenues and technology, in its core markets. MaxWall represents the best of those developments - an important technological advance and a major expansion of our market "space" in Corrections.

DEAR SHAREHOLDER:               DEFINING "PUBLIC SECURITY" AS OUR MARKET

                                PUBLIC SAFETY. For two years, signified
                                by our CorrLogic acquisition in early
2000 (and early 2001)           1999, we have had a major strategic
is noteworthy for four          objective of extending our technology and
major accomplishments:          services into the Public Safety market.
                                With our initial investment in Tiburon
                                Inc. in 2001, and the planned full
                                acquisition of Tiburon later this year,
                                we become the market and technology
1.  Strong internal growth      leader in this important and rapidly
    In our core businesses      growing market. This represents a natural
                                extension of our Justice markets while
                                significantly broadening our economic
                                diversification.  We have identified
                                and defined a "new" market,
                                "Public Security", as our target market - protecting the safety and security of the public in corrections, public safety, attack protection and federal systems.

2.  Our most important new      INVESTOR RECOGNITION. It is always a
    product introduction -      struggle for a "small" public company to
    MaxWall                     achieve investor recognition. We took a
                                big step in that direction by being
                                ranked #61 on the prestigious Forbes
                                Magazine list of "The 200 Best
                                Small Companies In America". We plan to
                                build on this recognition with additional public relations efforts backed by continuing strong fundamental performance.

3.  A dramatic expansion of     INTEGRATED STRATEGIC OBJECTIVES:
    our public safety strategic
    objective                   Our core business strategies
                                are straightforward:

                                - Expand and extend our leadership
                                  position in the Corrections
                                  marketplace.

4.  Investor recognition:       - Provide large-scale, integrated
    "Forbes Best 200 Small        security systems for institutional,
     Companies" ranking           military and commercial customers.

                                - Expand our network of regional offices
                                  in terms of geography and
                                  functionality.

                                - Develop and market "end-to-end"
                                  integrated software systems for the
                                  corrections, justice and public safety
                                  markets.

                                - Build our base of recurring service
                                  revenues.

                                - Optimize existing customer
                                  relationships through cross-selling.



















          CompuDyne Corporation  2 0 0 0  A N N U A L   R E P O R T

               L E T T E R   TO   S H A R E H O L D E R S




We expect these strategies to result in
above average operating results:

- Consistent 15% internal growth in revenues, supplemented by acquisitions.

- Improving operating margins, reaching 10% by 2004.

CompuDyne has built the business model for the future:
National Resources, Integrated Systems, Local Response. Devoted to protecting the safety and security of the public.

Our team at CompuDyne built another record year in operations. Revenues, at $131 million, were up 17%, and the growth was mostly internally generated. Diluted earnings per share of $0.69 were up 50% but more importantly, our earnings per share before the deferred tax and acquisition expense adjustments were up by 30%. Our Shareholder's Equity continues to build and our leverage ratios have declined again. We are very well positioned, from an operations and balance sheet standpoint, to take on our strategic move into the Public Safety software market.

We are very confident about the future outlook for CompuDyne. Our core businesses are strong and have good backlogs, and they are buttressed by our leading market positions and innovative products and services. Our expectation is that 2001 earnings will represent another record, materially higher than 2000 before any tax adjustments or acquisition expenses, and before the impact of the Tiburon investment and planned full acquisition of Tiburon.

2001 will be a critical transformational year for CompuDyne, as was 1998 with the acquisition of Norment Industries. Our move into the Public Safety software market, a logical and long-planned extension of our CorrLogic presence, is a major development both strategically and financially. Tiburon has been the market leader in this market place and we believe that combined with CompuDyne and its operating and financial resources, we can help Tiburon move to an even higher level of market leadership. We believe our primary objective of improving shareholder value will be well served in 2001.





Martin Roenigk, Chairman & CEO



   T H E  F U T U R E  O F  P U B L I C  S E C U R I T Y  I S  H E R E

                         C O R R E C T I O N S


                                                  N O R M E N T

CompuDyne's largest market by far is the corrections industry. Our Norment Security
Group is, by a wide margin, the largest, best known and most respected provider of Physical and electronic security systems to the prison, jail and courthouse markets.
Our technical expertise, financial strength and bonding capacity, along with the quality, maturity and depth of our management team make us uniquely capable of handling the very largest security installations. Our unique network of regional offices permits us to more efficiently service customers nationwide and to provide continuing maintenance services with the requisite short response times in our very security-dependent market. During 2000 we merged our Quanta SecurSystems regional office network into our Norment Security Group to provide seamless customer support throughout the country.
Our product offerings from Trentech and Airteq represent the most advanced products and systems available to the corrections market. The expansion of our manufacturing operations in Montgomery, AL, and Tualatin, OR, our introduction of the MaxWall modular steel cell panels, and our emphasis on our growing maintenance business is consistent with our objective of raising these businesses to 50% of our overall corrections business.

One of our core strategies in Corrections is Integrated Customer Solutions, designed to cross-sell our broad capabilities. A good example of this strategy is our success at the new
St. Louis County Justice Center in Clayton, MO:

- In 1998 Norment Security Group installed the security hardline products, including full Airteq pneumatic locking products, and a Trentech electronic security system which includes state-of-the-art touchscreens and handheld control panels. This was a $6.9 million Project for NSG.

- In 1998 and 1999 CorrLogic installed a complete
  Premier IMS Inmate Management software system for the County, utilizing SUN/Oracle, to handle
  30,000 intakes/releases per year, an $800 thousand installation.

- In early 2001, as the facility came off of warranty, Norment's regional office was awarded a three-year maintenance contract for both The electronic and hardline security systems and equipment expected to total
  $740 thousand.

During 2000 our Corrections business achieved dramatically higher results, driven largely by internal growth in revenues and improved operating margins. Revenues in 2000 were $92.6 million, up 13% from $81.8 million in 1999, with $6.1 million of the increase coming in our new Ackley Dornbach regional office. Contribution
(earnings before corporate overhead and
interest expense) in 2000 was $5.9 million, up
18% from $5.0 million in 1999. We believe that our revenue gains are well ahead of the industry reflecting a significant gain in our market share.

Corrections combined backlogs at the end of 2000 were $86.8 million, up 12% from $77. 8 million at the end of 1999.





























          CompuDyne Corporation  2 0 0 0  A N N U A L   R E P O R T

                         C O R R E C T I O N S


Norment Security Group continues to       Norment Security Group had a
gain share in the corrections             very successful year in 2000,
market and to win the nation's            as evidenced by the completion
largest contracts due to its              and award of the industry's
unique combination of competitive         largest contracts. Just a few
advantages:                               representative contracts
                                          include:

- The largest organization in             MAJOR PROJECTS:
  corrections devoted to electronic
  security, over 175 people.              - Fayetteville / Lexington
                                            County, Kentucky Jail, 1300
                                            beds. $10 million project
                                            for Norment, including
                                            security hardware, Airteq
                                            locking systems, and Trentech
                                            electronics. Completed June,
                                            2000.


- Corrections revenue 50-60% greater      - Toledo, Ohio Maximum Security
  than our nearest competitor.              Facility. 1,000 cells.
                                            $7.1 million contract for
                                            Norment including security
                                            hardline, Airteq locking
                                            systems, and full Trentech
                                            electronics. Completed
                                            December, 2000.

- Market-leading technology in security   - Essex County (Newark), New
  electronics and security hardware         Jersey Correctional Facility.
                                            1,632 cells. At $21.7 million
                                            for Norment, this is the
                                            largest contract ever awarded
                                            in our industry. Includes all
                                            security hardline, Airteq
                                            locking systems, and Trentech
                                            electronics. Awarded May,
                                            2000.

- The finest project management capabil-  - Western Correctional Maximum
  ities and control systems in the          Security Institute,
  industry.                                 Cumberland, Maryland. 512
                                            cells - Phase 2. $5.1 million
                                            for Norment including all
                                            security hardline, Airteq
                                            locking systems, and Trentech
                                            electronics. Awarded July,
                                            2000.


- The newest manufacturing facility      We have a major objective to
  in the industry.                       add security maintenance
                                         contracts to provide a base of
                                         recurring revenues for
                                         CompuDyne. During 2000 we added
                                         approximately $600 thousand
                                         to our running rate of annual
                                         maintenance revenue in
- Financial and bonding capacity to      Corrections. Our regional
  handle the very largest installations. office structure combined with our unequaled home office
                                         technical expertise makes
                                         Norment the first choice for
                                         security maintenance
                                         outsourcing.





































   T H E  F U T U R E  O F  P U B L I C  S E C U R I T Y  I S  H E R E


                         C O R R E C T I O N S


                                                M A X W A L L


                                     MaxWall Prefabricated Steel Cells
                                     Late in 2000 Norment Security
                                     Group introduced the MaxWall
                                     Modular Steel Cell System.  This
                                     represents the most significant
                                     expansion of Norment's business
"MaxWall is now starting             since entering the electronic
                                     security business in the early
to roll out and we're having         1980's and introducing the
                                     corrections industry to pneumatic
some tremendous reception            locking devices in the early 1990's

on that end so we think in
                                     The MaxWall System consists of 12-
18 to 24 months that's going         gauge galvanealed prefabricated
                                     steel panels that are field erected
to have a very real effect on        in almost any configuration.
                                     individual MaxWall panels are
our revenues."                       fabricated with interlocking
                                     rabbeted edges and internal steel
                                     reinforcements.  The panels are
                                     fabricated complete with door
                                     frames, swing door hardware and/or
                                     sliding ( locking) devices,
                                     furnishings, glazed windows,
Martin Roenigk, CompuDyne CEO        borrowed lites, secure air grills,
CORRECTIONAL NEWS, APRIL 2001        plumbing fixtures, and can be
                                     outfitted for electronic/electrical
                                     devices and sprinkler systems.

                                     MaxWall represents a dramatic
                                     technological advance in the
                                     process of constructing jails and
                                     prisons:

                                     - The 2" thick walls are much
                                       thinner and lighter than
                                       traditional concrete,
                                       (traditional concrete cell
                                        pictured below) resulting in a
                                       smaller `footprint' and lower
                                       foundation requirements, thus
                                       lowering construction costs.

                                     - The cells are prefabricated,
                                       dramatically reducing high cost
                                       on-site labor requirements.

                                     - The panels can be erected in
                                       almost any desired configuration.

                                     - Existing facilities or even
                                       non-jail facilities can be easily
                                       upgraded and retrofitted with
                                       MaxWall.

                                     - The MaxWall cells can be stacked
                                       up to three high.

                                     - Just-in-time delivery can meet
                                       the most demanding construction
                                       schedules.

                                     Norment has done extensive
                                     pre-selling with architects,
                                     security consultants and potential
                                     customers. The response has been
                                     extremely positive, and orders are
                                     expected to be received starting in
                                     the second quarter of 2001. The
                                     MaxWall introduction has the
                                     potential to increase Norment's
                                     corrections business by 50% over
                                     time and to improve operating
                                     margins due to the manufactured
                                     nature of the product.
























          CompuDyne Corporation  2 0 0 0  A N N U A L   R E P O R T

                         C O R R E C T I O N S


       T  R  E  N  T  E  C  H
Integrated Electronic Control Systems


Trentech, an integral part of the Norment
Security Group, engineers, manufactures and integrates electronic security products for
Norment and for external customers.

This group of 40 highly skilled electrical, electronics and software engineers can handle the largest and most complex design and integration projects. Trentech home office personnel are complemented by over 70 highly skilled security electronics engineers and technicians on location in our regional and Field offices across the U. S. Trentech has long been a technology leader in the corrections industry. Three important and illustrative market leading developments include:

Intelligent Distributed Environment Automation
System ("IDEAS"). This is a "smart" and cost-effective security automation control system which is unique in the detention industry.
IDEAS distributes intelligence and control directly to the location of an electrical or electronic device, resulting in the reduction of conduit and cable usage and assuring that any single device failure does not affect the balance of the system's integrity. IDEAS is especially suited for retrofit and upgrade projects.

Visitor Identification & Control System ("VICS").
This PC- based video imaging system prints badges and credentials directly. First developed for the U. S. Air Force, VICS is the only imaging system that has undergone formal evaluation and procurement approval by DoD's Security Police
Equipment Management Authority, and is the only product that meets all the Air Force Security
Forces regulations.

Video Visitation. The wave of the future in secure inmate handling procedures, Video
Visitation allows remote meetings between prisoners and guests, whether at the facility or from hundreds of miles away, maintaining separation for security and reducing staff requirements. Combined with Video Arraignment and other aspects of the Automated Courtroom, Trentech video and audio design and integration skills are helping to revolutionize prisoner handling and the efficiency of the justice and corrections system.

Airteq, supplemented by Norshield manufacturing resources, offers a complete line of locks and locking devices to the corrections industry.
Long an industry leader and innovator in pneumatic locking technology, Airteq recently introduced an innovative new electromechanical sliding device which completes our product line.
The new electromechanical sliding device illustrates Airteq's technology leadership, bringing to the corrections industry a device which represents a significant advance over the competition:

- Engineered to be a simpler, more reliable design.

- Designed to reduce the complexity and cost of field installation.

- Utilizes components that reduce replacement and maintenance costs.

During 2000 Airteq moved into a new manufacturing facility with 70% more space and additional equipment, including a second $265,000 state-of-the-art Mazak horizontal milling center.

















             A I R T E Q



    T H E  F U T U R E  O F  P U B L I C  S E C U R I T Y  I S  H E R E


                    A T T A C K    P R O T E C T I O N

        N O R S H I E L D
        Security Products

Norshield Security Group is America's largest provider of ballistic, blast and attack resistant windows and doors. These products are provided to U. S. Embassies and other highly security-sensitive government facilities such as GSA properties, federal buildings, and courthouses, as well as Federal Reserve Banks and other commercial customers who desire the very best in protection from criminal or terrorist attack. Bullet, blast and attack protection comes in many forms, each being tested, and certified to a variety of standards. Norshield meets these extensive and rigorous standards set by Underwriters Laboratories, H.P. White, and the Department of Defense (to mention a few), which are backed by regular product testing. Norshield provides an integrated, structurally secure product where the protection comes from the proper proprietary assembly of materials rather than just the rating of individual components. Norshield also manufactures corrections market sliding devices for Airteq.

Norshield had another record year in 2000, significantly influenced by the accelerated U. S. State Department effort to upgrade security at its embassies around the world. The United States, as the last remaining Superpower, has become a prime target for desperate terrorist groups throughout the world. As we have seen, this threat now even extends to public facilities here in the United States. By far the leading supplier of embassy grade ballistic, blast and attack resistant products, Norshield is participating fully in this massive security upgrade.

There are 299 U. S. embassy and consular posts around the world and Norshield has provided products for each one of them. Norshield has also served over 100 U. S. Agency for International Development, U. S. Information Agency, and Department of Commerce posts. With twenty years of experience, and over 4,000 completed projects, Norshield is usually the first call for the most difficult attack protection projects.

Some larger current or recently completed Norshield projects include:

- U. S. Embassy, Kampala, Uganda $1.6 million
- U. S. Federal Reserve  Bank, Atlanta, GA $2.5 million
- New Dominion Technology Park, Herndon, VA $3.6 million
- U. S. Courthouse, Omaha, NE $0.5 million
- U. S. Embassy, Tunis, Tunisia $1.9 million
- U. S. Embassy, Istanbul, Turkey $1.7 million
- U. S. Embassy, Classified, $2.4 million
- U. S. Embassy, Classified, $1.6 million

Norshield also manufactures bullet, blast and attack resistant products, on an OEM basis, for a selected group of corporate clients. Examples of Norshield commercial products include security doors and windows, transaction accessories, cash drawers, guard booths and drive-up windows.

         CompuDyne Corporation  2 0 0 0  A N N U A L   R E P O R T
                    A T T A C K    P R O T E C T I O N




                                    F I B E R    S E N S Y S,  I N C.

                              CompuDyne acquired Fiber SenSys in late
                              2000. Fiber SenSys is a high quality
                              manufacturer of fiber-optic sensors and
                              related systems focused on the security
                              intrusion detection market. Fiber SenSys has a strong market position, innovative technology, and a prestigious customer base. Fiber SenSys designs and manufactures fiber-optic sensors and related systems using optical fiber, proprietary optics and digital signal processing. Since its establishment in 1990, Fiber SenSys products have been successfully installed at hundreds of sites around the world. With several major new products being introduced in 2000/2001, Fiber SenSys anticipates continuing strong growth ahead.

                              Fiber SenSys, with its established
                              distribution throughout the U. S. and
                              overseas, is a key element of our Attack
                              Protection products strategy, and will
                              become the focal point for the distribution of all of our perimeter and alarm protection products. Specifically, Fiber SenSys has the mandate to accelerate the growth and development of our security products.

                              FiberSenSys Security Products

                              - Perimeter Alarm Products

                              - SecurLan Computer Network Security
                              Products. Local Area Networks (LAN) have a security weakness of which many Information Technology officers are not aware - cabling and conduits that carry the flow of information between work-stations can easily be physically compromised, without detection by their users. SecurLan is a proprietary product which protects these systems utilizing fiber optic based technology. This product has gained rapid acceptance in the U. S. Military where information security is critical. Installations include Langley, Andrews and Hickam Air Force Bases in the
                              U. S. as well as Aviano AB, Italy; Osan
                              AB, Korea; US Navy TACAMO Site in Oklahoma;
                              and Prince Sultan Air Base in the Kingdom of Saudi Arabia. SecurLan incorporates Fiber SenSys products.

                              - ADACS Alarm & Distributed Access Control
                              System. Developed and supported by a 20
                              person software team, ADACS is a Windows
                              NT-based, Internet enabled software system that is so robust and comprehensive that it was selected to secure all 6500 UK-wide facilities of British Telecom. Currently installed in several U. S. Air Force bases as well as commercial, correctional and government facilities, the system is gaining increasing acceptance where clients desire to tie together multiple remote locations with consequent cost savings on monitoring. ADACS is also being incorporated into Fiber SenSys' perimeter alarm systems. CompuDyne has exclusive rights to this product for North America.



























   T H E  F U T U R E  O F  P U B L I C  S E C U R I T Y  I S  H E R E

                       P U B L I C   S A F E T Y


C O R R L O G I C
                                             Public Safety Strategy
                                             Defining "Public Safety"
                                             As Our Market
CompuDyne acquired CorrLogic
in May of 1999.
Our strategy was modest at that time:        As discussed in our 1999
                                             Annual Report, CorrLogic
- Identify additional product                represented the cornerstone
  opportunities within our Corrections       of a strategy to offer
  marketplace.                               software-based technology
                                             solutions, on an integrated
- Target technology based products with      basis, to Justice and
  higher operating margins and recurring     Public Safety organizations.
  revenue.                                   We planned to make other
                                             acquisitions in this area
- Focus on products which can be cross-      of Integrated Justice
  marketed to our current customers.         Systems, which has been
                                             growing very rapidly as the
                                             benefits of integrated
                                             multi-jurisdictional systems
                                             have become recognized.

CorrLogic has the most robust and            The Public Safety market
extensive software in the industry for       includes the following
the management of inmates and other          products and services:
personnel and processes within the jail
and prison environment. CorrLogic software   - Computer Aided Dispatch
is designed to handle the country's largest    ("CAD") software which
jails. We can also handle multiple             aids in the automated
facilities, and are currently proposing to     and efficient dispatch
install a statewide prison management system.  of Police, Fire and and Ambulance services.
Perhaps our most exciting development in
2000 was the introduction of CorrMedica,     - Records Management
our new Institutional Medical Management       Systems ("RMS") software
System, designed as an integrated solution     which automate the entry
for today's complex correctional health        and maintenance of, and
care facilities. We also introduced            access to, records
CellStream, a more standardized inmate         related to Police, Fire
management product designed for smaller        Ambulance and Justice
facilities, which will dramatically broaden    System activities.
our potential market, and CorrTrak, a unique
combined inmate tracking and management      - Justice System software
system that utilizes bar code wrist bands,     for Courthouses, Probate,
proximity cards, or fingerprint                Inmate Management,
identification for location verification.      Institutional Medical and
                                               related functions.

                                             - Wireless front ends for
                                               these systems, designed
                                               to be accessed by laptop
                                               computers or Palm Pilot
                                               type devices.

                                             This market is estimated to
                                             total $450 million annually
                                             when looking at just the
                                             software systems.
                                             Networking and integration
                                             requirements takes that to
                                             over $1 billion. With the
                                             increasing emphasis on
                                             faster and more efficient
                                             deployment of scarce Public
                                             Safety resources, and the
                                             shared Federal/State/Local
                                             objective of systems that
                                             can seamlessly and instantly
                                             "communicate" with each
                                             other, this market is
                                             expected to continue its
                                             strong growth well into the
                                             future.

                                             In seeking out a partner to
                                             help us enter this market,
                                             we laid out several
                                             objectives:

                                             - One of the top three
                                               market share participants
                                               in the industry.
     S U N
      Microsystems                           - Market-leading technology.

       VALUE ADDED                           - Strong, experienced
       RESELLER                                management.
       Enterprise Computing
       Certified                             - Long experience in
                                               the industry with a
                                               sizeable base of existing
                                               customers.





                                                      O R A C L E
                                             Certified Solution Partner




       CompuDyne Corporation   2 0 0 0   A N N U A L   R E P O R T

                       P U B L I C   S A F E T Y


                                      CompuDyne and Tiburon have reached
                                      the following agreements:

     T I B U R O N
                                      - On March 5, 2001 we announced a
                                        Cross-Licensing Agreement that
                                        will allow Tiburon and CorrLogic
Tiburon, Inc.                           to offer each others' products
                                        and to develop seamless
Tiburon, headquartered in Fremont, CA   interfaces.
with 255 employees and with offices
around the country, is the leader in  - On May 10, 2001 CompuDyne agreed
the development, implementation and     to purchase $3 million of Tiburon
support of public safety and justice    Convertible Preferred stock and
automation solutions.  Founded in       $3 million of common stock from
1980 by Bruce Kelling, the company      Tiburon shareholders. This will
has grown dramatically over the         Give CompuDyne an approximate
intervening years.  Tiburon has         19.7% ownership interest on a
built a true "end-to-end" systems       fully diluted basis.
solution for the Public Safety
market, covering the entire range     - On May 10, 2001 CompuDyne also
of potential products with the          signed an agreement with Tiburon
finest technology available.            that gives CompuDyne the ability
Tiburon sells to public safety          to initiate and assure approval
and justice agencies at the city        of a full merger with Tiburon at
and county levels and has more than     anytime during the subsequent
400 client sites located throughout     eighteen months. The acquisition
the United States, Canada and abroad.   is expected to be for at least
                                        50% in CompuDyne common stock.

CompuDyne shares Tiburon's standing mission:

   "Protecting and Improving Lives Through
    Our Technology, Solutions and Service."

With $48 million is sales for their   Our agreement with Tiburon is the
fiscal June 30, 2000 year, Tiburon    most important strategic step this
is believed to be the largest         company has made since the Norment
supplier of software systems to the   Industries acquisition in 1998.
Public Safety market.  Pre-tax        We welcome all of our new partners
earnings of $4.5 million during       at Tiburon and look forward to
fiscal 2000 partly reflected the      completing the merger.
upward pressures of Y2K systems
remediation activity and an
unsustainable peak in activity.
Fiscal 2002 and beyond is expected
to return to Tiburon's historical
pattern of solid growth, improving
margins and an expanding client base.

   T H E  F U T U R E  O F  P U B L I C  S E C U R I T Y  I S  H E R E

                     F E D E R A L   S Y S T E M S


 Q U A N T A
 S Y S T E M S
 C O R P O R A T I O N


Quanta Systems is focused on the turnkey integration of security and public life safety systems. As a systems integrator, Quanta provides systems design and installation as well as full life-cycle support for a wide range of access control and badging, intrusion detection, surveillance and assessment, communications, command and control, fire and life safety, and asset tracking systems. Quanta specializes in the consolidation of monitoring requirements for these various systems, providing central station oversight and control of multiple and separate facilities and of multiple and separate security and public life safety systems and equipment. Representative customers include the U.S. Navy, the Army National Guard, the U. S. Holocaust Museum, and the State of New Jersey.

Quanta takes pride in its ever-expanding list of partnership agreements with many different types of security and public life safety equipment manufacturers and distributors. These agreements facilitate joint marketing, promote in-depth training and resource management opportunities, and optimize operating margins. Quanta's Data Control Systems division continues to provide satellite and terrestrial signals intercept and analysis support to the international intelligence community. In a technological breakthrough in 2000, DCS successfully completed the development of an Analog Front End Board (AFEB) IF signal processor to support NASA's new high data rate digital receiver for satellite communications.

Quanta had record volume and profits in 2000. Revenue was up 12.7%, contribution increased 20% with a consequent improvement in margin. Quanta's backlog at 2000 year-end was $8.1 million, up $1.6 million from the end of 1999.

Quanta enters 2001 with core capabilities refined by 50 years of service to the security and public life safety industry, a record contract backlog, and an excellent market presence. Quanta continues to build its Federal Systems reputation by staying abreast of and incorporating cutting-edge technologies into customer-valued solutions for emergent requirements such as asset tracking, smart cards, and digital video imagery.


              IN 2000 QUANTA WAS AGAIN AWARDED THE TETON CONTRACT TO PROVIDE INSTALLATION OF ELECTRONIC SYSTEMS AT WORLDWIDE LOCATIONS IN SUPPORT OF THE U.S. NAVY PROGRAMS.



       CompuDyne Corporation   2 0 0 0   A N N U A L   R E P O R T

       I N D E P E N D E N T    A U D I T O R S'   R E P O R T










Board of Directors and Shareholders of CompuDyne Corporation:


We have audited the accompanying consolidated balance sheets of CompuDyne Corporation and its subsidiaries, ("the Company") as of December 31, 2000 and 1999, and the related consolidated statements of net income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CompuDyne
Corporation and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.






Deloitte & Touche LLP


McLean, Virginia
February 16, 2001


   T H E  F U T U R E  O F  P U B L I C  S E C U R I T Y  I S  H E R E
                  COMPUDYNE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS

                              A S S E T S

                                YEARS ENDED DECEMBER 31, (in thousands)
                                                 2000            1999

Current Assets
  Cash and cash equivalents                     $    -       $   701
  Accounts receivable                            35,695       33,833
  Costs in excess of billings                     4,318        5,284
  Inventories
    Finished goods                                   83           -
    Work in progress                              1,200          705
    Raw materials and supplies                    3,506        3,933
                                                 ------       ------
       Total Inventories                          4,789        4,638
                                                 ------       ------

Deferred tax asset                                1,178           -
Prepaid expenses and other current assets           712          506
                                                 ------       ------
       Total Current Assets                      46,692       44,962
                                                 ------       ------

Property, plant and equipment, at cost
    Land and improvements                           250          250
    Buildings and leasehold improvements          3,307        3,037
    Machinery and equipment                       4,097        2,933
    Furniture and fixtures                          595          928
    Automobiles                                     383          377
    Construction in progress                         72           88
                                                 ------       ------
                                                  8,704        7,613
Less accumulated depreciation
     and amortization                             2,654        1,261
                                                 ------       ------
   Net property, plant and equipment              6,050        6,352
                                                 ------       ------

Capitalized software, net                         2,072        2,234
Deferred tax asset                                   -           568
Goodwill, net                                     1,413          852
Other intangible assets, net                      2,275        2,385
Other assets                                         87           94
                                                 ------       ------
Total Assets                                   $ 58,589     $ 57,447
                                                 ======       ======

See notes to consolidated financial statements

                  COMPUDYNE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS

 L I A B I L I T I E S   A N D   S H A R E H O L D E R S'   E Q U I T Y

                                            YEARS ENDED DECEMBER 31,
                                      (in thousands, except share data)
                                              2000            1999
Current Liabilities
   Accounts payable                        $ 13,670        $ 11,827
   Accrued payroll expenses                   2,452           3,040
   Other accrued expenses                       733           1,319
   Billings in excess of contract
    costs incurred                            6,432           9,498
   Income taxes payable                         423              -
   Accrued interest                              60              74
   Bank line of credit                        3,100              -
   Deferred losses/revenues on
    acquired contracts                           -              859
   Current portion of term loan               2,685           2,243
                                             ------          ------
          Total Current Liabilities          29,555          28,860

Term loan                                     3,100           5,500
Subordinated notes                            9,512           9,910
Industrial revenue bond                       1,820           1,960
Warranty reserves                               527             532
Deferred tax liability                          116              -
Long-term pension liability                      -              489
Other liabilities                               163             166
                                             ------          ------
          Total Liabilities                  44,793          47,417
                                             ------          ------
Commitments and Contingencies

Shareholders' Equity
    Common stock, par value $.75 per share:
      15,000,000 shares authorized;
      5,472,891 and 5,412,866 shares issued
      at December 31, 2000 and 1999,
      respectively                            4,104           4,060
    Other capital                            11,870          11,734
    Treasury shares, at cost
      164,732 shares at December 31, 2000
      and 88,655 shares at December 31, 1999   (790)           (207)
    Receivable from management                   -              (30)
    Accumulated deficit                     (1, 388)         (5,527)
                                             ------          ------
      Total Shareholders' Equity             13,796          10,030
                                             ------          ------
Total Liabilities and Shareholders' Equity $ 58,589        $ 57,447
                                             ======          ======

See notes to consolidated financial statements

                  COMPUDYNE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF

                          N E T   I N C O M E

                                            YEARS ENDED DECEMBER 31,
                                      (in thousands, except share data)
                                          2000       1999         1998

Net sales                             $ 130,611  $ 111,446     $ 31,916
Cost of goods sold                      105,109     90,091       25,864
                                        -------    -------      -------
Gross margin                             25,502     21,355        6,052
Selling, general and
 administrative expenses                 17,792     15,231        4,415
Research and development                    220         80          169
                                        -------    -------      -------
Operating income                          7,490      6,044        1,468
                                        -------    -------      -------
Other (income) expense
     Interest expense                     2,000      2,203          295
     Interest income                        (66)      (146)          -
     Other income                           (34)      (272)         (37)
                                        -------    -------      -------
        Total other (income) expense      1,900      1,785          258
                                        -------    -------      -------

Income before income taxes                5,590      4,259        1,210
Income tax provision                      1,451      1,589          363
                                        -------    -------      -------
Net income                              $ 4,139    $ 2,670        $ 847
                                        =======    =======      =======
Earnings per share:
     Basic earnings per common share    $   .78    $   .51      $   .20
                                        =======    =======      =======
Weighted average number of
 common shares outstanding                5,339      5,237        4,166
                                        =======    =======      =======

Diluted earnings per common share       $   .69    $   .46      $   .20
                                        =======    =======      =======
Weighted average number of common
 shares and equivalents                   6,028      5,868        4,343
                                        =======    =======      =======


See notes to consolidated financial statements



                  COMPUDYNE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF
        C H A N G E S    IN    S H A R E H O L D E R S'    E Q U I T Y

                                                         (in thousands)
                                     Receivable
                     Common  Other      From   Accumulated  Treasury
                      Stock  Capital Management  Deficit     Shares    Total
                     ______  _______ __________  _______     ______    ______
Balance at
January 1, 1998     $ 3,093  $ 8,203  $ ( 90)  $ (9,044)    $  -     $ 2,162

Net Income               -        -       -         847        -         847
Shares issued
 -Common shares         807    2,194      -          -         -       3,001

Purchase of
 treasury stock          -        -       -          -        (120)     (120)
                     _______ _______   _______   _______     _______  _______
Balance at
December 31, 1998     3,900   10,397     (90)    (8,197)      (120)    5,890

Net Income               -        -       -       2,670         -      2,670
Payoff of management
  receivable             -        -       60         -          -         60

Shares issued
 -Common shares         160    1,337      -          -          -      1,497

Purchase of treasury
  stock                  -        -       -          -         (87)      (87)
                     _______ _______  _______    _______      ______  _______
Balance at
December 31, 1999     4,060   11,734     (30)    (5,527)      (207)   10,030

Net Income               -        -       -       4,139         -      4,139
Payoff of management
 receivable              -        -       30         -          -         30
Tax benefit
from the exercise
 of stock options        -        25      -          -          -         25

Shares issued
 -Common shares          44      111      -          -          -        155

Purchase of
 treasury stock          -        -       -          -        (583)     (583)
                      _______ _______  _______   _______      ______   ______
Balance at
December 31, 2000    $4,104  $11,870    $ -    $ (1,388)    $ (790)  $13,796
                      ======= =======  =======   =======      ====== ========

See notes to consolidated financial statements


                 COMPUDYNE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF

                          C A S H   F L O W S

                                    YEARS ENDED DECEMBER 31, (in thousands)
                                            2000        1999       1998

Cash flows from operating activities:
Net income                                $ 4,139     $ 2,670     $   847

Adjustments to reconcile net income
 to net cash provided by operations:
   Depreciation and amortization            1,872       1,514         250
   Deferred income tax (benefit) expense     (494)        700          -
   Gain on sale of MicroAssembly               -         (180)         -
   Loss from disposition of equipment          -           25          -
   Other, net                                 (15)        (26)         -

Changes in assets and liabilities:

   Accounts receivable                     (1,735)     (4,379)     (3,004)
   Costs in excess of billings                966        (191)        608
   Inventories                                218        (897)         11
   Prepaid expenses and other current assets  (91)       (108)        (14)
   Other assets                               (96)       (582)         54
   Accounts payable                         1,786       5,073         634
   Accrued expenses                        (1,230)        603       1,701
   Income taxes payable                       423        (346)        311
   Billings in excess of costs incurred    (3,066)      2,553         414
   Other liabilities                       (1,814)     (1,916)      2,001
                                           _______     _______     _______
Net cash flows provided by operations         863       4,513       3,813
                                           _______     _______     _______
Cash flows from investing activities:
   Additions to intangibles, net               72         (60)         -
   Net payments for acquisitions           (1,285)     (1,128)    (23,880)
   Proceeds from sale of business              -        1,354          -
   Additions to property, plant
    and equipment                            (979)     (3,573)       (432)
                                           _______     _______     _______

Net cash flows used in
 investing activities                      (2,192)     (3,407)    (24,312)
                                           _______     _______     _______








Cash flows from financing activities:

   Issuance of common stock                   181         127        3,001
   Proceeds from bond issue                    -        2,100           -
   Increase (decrease) in short term debt   3,100          -        (1,339)
   (Repayment of) borrowings from
    long term debt                         (2,210)     (4,125)      20,500
   Purchase of treasury stock                (443)         -
(120)
   Repayment of notes payable
      - related parties                        -          (35)         (15)
                                           _______     _______      _______

Net cash flows provided by (used in)
  financing activities                        628      (1,933)      22,027
                                           _______     _______      _______
Net (decrease) increase in cash
  and cash equivalents                       (701)       (827)       1,528
Cash and cash equivalents at
  the beginning of the year                   701       1,528           -
                                           _______     _______      _______
Cash and cash equivalents at the
  end of the year                            $ -        $ 701      $ 1,528
                                           =======     =======      =======

Supplemental disclosures of cash flow
 information:

Cash paid during the year for:
    Interest                              $ 2,006     $ 2,143      $   308
    Income taxes, net of refunds          $ 1,295     $ 1,172      $    25





See notes to consolidated financial statements


























                  COMPUDYNE CORPORATION AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  DESCRIPTION OF BUSINESS

CompuDyne Corporation ("CompuDyne" or the "Company"), a Nevada corporation, incorporated in Pennsylvania on December 8, 1952, changed its state of incorporation to Nevada on May 8, 1996.

CompuDyne operates in three general sectors of the security industry - Corrections, Attack Protection and Federal Systems:

Corrections Segment - CompuDyne's Norment Security Group ("Norment" or "NSG"), headquartered in Montgomery, AL, provides physical and electronic security products and services primarily to the corrections industry (jails and prisons) and secondarily to the courthouse, municipal and commercial markets. NSG operates through the following subsidiaries and divisions:

     Norment is a detention contractor, responsible for most installation work on larger projects. Installation will involve hardline (steel security doors, frames, locking devices, etc) and sophisticated electronic security systems, including software, electronics, touchscreens, CCTV, perimeter alarm devices, etc.
     In 2000 Norment introduced its new MaxWall product. MaxWall is a modular steel, concrete-filled prefabricated cell construction system, which provides a less expensive alternative to standard cell construction techniques. NSG Regional Offices provide field level design, installation and maintenance of both hardline (physical) and electronic security products. Primary offices are in Hanover, MD; Raleigh, NC; Columbia, SC ; Phoenix, AZ; Tucson, AZ; Milwaukee, WI; and Livermore, CA. Smaller offices are located in Massachusetts and New Jersey.

     "Trentech" is an electronic security systems designer, manufacturer and integrator. Trentech integrates generally available products and software as well as designing proprietary systems such as IDEAS and a video badging system. Trentech provides systems to Norment for installation.

     "Airteq," supplemented by Norshield Corporation's ("Norshield Security Products" or "Norshield") manufacturing, offers a complete line of locks and locking devices to the corrections industry. Long an industry leader and innovator in pneumatic locking technology, Airteq introduced an innovative new electromechanical sliding device in January 2000 which completes its product line.

     NSG also includes software-based control products. CorrLogic develops, installs and maintains the most robust and extensive software in the industry for the management of inmates and other personnel and processes within the courthouse, jail and prison environments. CorrLogic software is designed to handle the country's largest jails, with recent installations including Wayne County (Detroit), MI; Shelby County (Memphis), TN; and Hennepin County (Minneapolis), MN.

     Combined, NSG is the country's largest supplier of physical and electronic security products, integration services and maintenance for jails, prisons and courthouses. Projects range from very small to as large as $20 million. Security maintenance outsourcing contracts range from very small to over $1 million per year and provide for the routine maintenance and emergency repair of sophisticated security control systems and related equipment.

Attack Protection Segment - Norshield is the country's largest manufacturer of bullet, blast and attack resistant windows and doors designed for high security applications such as embassies, courthouses, Federal Reserve buildings, and banks. Norshield's largest customer is the U.S. Department of State, and Norshield is a major supplier of bullet, blast and attack resistant products to U.S. Embassies around the world. Norshield produces an integrated, structurally secure product where the rated protection comes not only from the glass but from the frame and encasement as well. Norshield also manufactures bullet, blast and attack resistant products on an Original Equipment Manufacturer ("OEM") basis for a selected group of corporate clients. Examples of Norshield commercial products include security doors and windows, transaction accessories, cash drawers, guard booths, toll booths, and drive up windows. Norshield also manufactures cell door sliding devices for sale under the Airteq brand.

SYSCO has exclusive North American rights to the PC - ADACS (Alarm and Distributed Access Control System) software-based system developed by Shorrock Electronics in England. SYSCO also has a proprietary product, SecurLan, which is designed to provide physical protection for Local Area Network conduits and cables for computer networks. Fiber SenSys, Inc. ("FSI") designs and manufactures fiber optic sensors and related systems using optical fiber, priority optics and digital signal processing including a fiber optic network to tie together multiple sensors in a large security system.

Federal Systems Segment - Quanta Systems, Inc. ("Quanta") has been serving the federal government's intelligence community since 1950. Serving the military, government agencies, and state and local customers, Quanta provides specialty engineering and security services, often of a classified nature. In recent years Quanta has developed and emphasized a special competence in physical and electronic security, which has become its primary focus. Quanta, through its Data Control Systems division ("DCS"), provides electronic black box manufacturing, tactical systems integrations, and the design and production of proprietary communications products.

2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of CompuDyne Corporation and its subsidiaries, all of which are wholly owned. All material inter-company transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain estimates used by management are susceptible to significant changes in the economic environment. These include estimates of percentage-completion on long-term contracts and valuation allowances for contracts accounts receivable and deferred tax assets. Actual results could differ from those estimates.

Revenue Recognition - Revenue under cost reimbursable contracts is recognized to the extent of costs incurred to date plus a proportionate amount of the fee earned. Revenue under time and materials contracts is recognized to the extent of billable rates times hours delivered plus materials expense incurred. Revenue from fixed price contracts is recognized under the percentage of completion method, whereby that portion of the total contract price is recognized based on the percentage of costs incurred to date to total estimated costs. Revisions in revenue, costs, and profit estimates occurring during the course of a contract are reflected from the time the revisions are determined. Provisions for estimated losses on uncompleted contracts are recognized in the period such losses are determined. Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract revenues recognized to date over billings to date on certain contracts. Billings in excess of costs and estimated earnings on uncompleted contracts represent the excess of billings to date over the amount of revenue recognized to date on certain contracts.

Sales of products, unrelated to contract revenue, are recognized as revenue at the time of shipment, which is when title is passed. For services provided under maintenance contracts, revenue is recognized evenly over the life of the contract and expenses are recognized as incurred.

Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company considers temporary investments with original maturities of three months or less to be cash equivalents.

Inventories - Raw material inventories are valued at the lower of cost or market. Work-in-process represents direct labor, materials and overhead incurred on products not yet delivered. Finished goods are valued at the lower of cost or market. Cost is deter-mined by the first-in, first-out (FIFO) method. Inventories are net of obsolescence reserves of $691 thousand and $610 thousand as of December 31, 2000 and 1999, respectively.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost less accumulated depreciation and amortization.
Depreciation is computed using principally the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives are as follows:

                Buildings and improvements 7-39 years
                Machinery and equipment 3 -10 years
                Furniture and fixtures 3 -10 years

Leasehold improvements are amortized over their estimated useful lives or the term of the underlying lease, whichever is shorter. Maintenance and repair costs are charged to operations as incurred; major renewals and betterments are capitalized.

Capitalized Software - The Company has $2.8 million in capitalized software. Of this total $1.7 million was from the acquisition of CorrLogic in 1999. During 2000, a reallocation of the purchase price resulted in capitalized software being revalued from $1.5 million to $1.7 million. The software is the base product used in its sales product and is being amortized over 7 years. In addition, the Company capitalized accounting software at Norment totaling $950 thousand in 1999. This software is being amortized over 7 years. The balance of capitalized software is for operational software used at various locations. Accumulated amortization was $708 thousand and $328 thousand at December 31, 2000 and 1999, respectively.

Goodwill - Goodwill related to certain acquisitions is recorded at cost at the date of acquisition and is being amortized using the straight-line method over the estimated useful lives which range from 20-25 years. Accumulated amortization was $39 thousand and $6 thousand as of December 31, 2000 and 1999, respectively. Goodwill also includes credit for negative goodwill recorded due to the acquisition of SecurSystems and is being amortized on a straight-line basis over 5 years. Accumulated amortization was $(93) thousand and ($72) thousand at December 31, 2000 and 1999, respectively.

Other Intangible Assets - Other intangible assets consist primarily of amounts related to the acquisition of Norment and Norshield, including trade names, trademarks, Department of State Certifications, UL listings, patents and ASTM standards. These are amortized on a straight-line basis over periods ranging from 15 to 25 years.
Accumulated amortization was $228 thousand and $124 thousand as of December 31, 2000 and 1999, respectively.

Long- Lived Assets - The Company evaluates the carrying value of long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset, and from disposition, is less than the carrying value of the asset. The amount of the impairment loss would be the difference between the estimated fair value of the asset and its carrying value. There were no impairment losses during the years ended December 31, 2000 and 1999.

Income Taxes - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred income taxes are recognized for the future tax consequences of differences between tax bases of assets and liabilities and financial reporting amounts, based upon enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the extent that realization of such assets is more likely than not. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Stock-Based Compensation - The Company continues to account for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees", ("APB No. 25") and has adopted only the disclosure requirements of SFAS No. 123, "Accounting For Stock-Based Compensation", ("SFAS No. 123").

New Accounting Pronouncements - Statement of Financial Accounting Standards (SFAS 133), "Accounting for Derivative Instruments and
Hedging Activities", is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. Management does not expect the adoption of SFAS No. 133 to have a significant impact on its financial position, results of operations, or cash flows of the company.

In September 2000 the Financial Accounting Standards Board issued Statement No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liability, a replacement of FASB Statement No. 125." The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company will adopt SFAS 140 effective April 1, 2001. Management does not expect the adoption of SFAS 140 will have a significant impact on the financial position, results of operation, or cash flows of the Company.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.



3.  EARNINGS PER SHARE

Earnings per share are presented in accordance with SFAS No. 128, "Earnings Per Share." This Statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the year. Diluted earnings per share also reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In 2000 options to purchase 114,710 shares of common stock at $8.14 to $8.88 per share were outstanding, but were not included in the computation of diluted earnings per common share for 2000 because the options' exercise price was greater than the average market price of the common shares. In 1999 options to purchase 122,302 shares of common stock at prices ranging from $7.38 to $8.75 per share were outstanding, but were not included in the computation of diluted earnings per common share for 1999 because the options' exercise price was greater than the average market price of the common shares. In 1998 options to purchase 303,000 shares of common stock at $4.31 and warrants to purchase 297,924 shares of common stock at $3.25 were outstanding, but were not included in the computation of diluted earnings per common share because the exercise price was greater than the average market price of the common shares.

The following is a reconciliation of the amounts used in calculating basic and diluted earnings per common share:

                                               PER SHARE INCOME
                                               ----------------
                                        Income               Per Share
                                    (in thousands)  Shares     Amount
                                     ------------   ------     ------
Basic earnings per common share for
the year ended December 31, 2000:
Net income                              $ 4,139    5,338,627    $ .78
Effect of dilutive stock options                     688,999    -----
                                                   ---------
Diluted earnings per common share for
the year ended December 31, 2000        $ 4,139    6,027,626    $ .69
                                        -------    ---------    -----
Basic earnings per common share for
the year ended December 31, 1999:
Net income                              $ 2,670    5,237,042    $ .51
Effect of dilutive stock options                     630,814    -----
                                                   ---------
Diluted earnings per common share for
the year ended December 31, 1999        $ 2,670    5,867,856    $ .46
                                        -------    ---------    -----




Basic earnings per common share for
the year ended December 31, 1998:
Net income                              $   847    4,166,250    $ .20
Effect of dilutive stock options                     177,024    -----
                                                   ---------
Diluted earnings per common share for
the year ended December 31, 1998        $   847    4,343,274    $ .20
                                        -------    ---------    -----

4. ACQUISITIONS/DISPOSITIONS OF BUSINESSES

Acquisition of Fiber SenSys, Inc. - On October 31, 2000, CompuDyne entered into and consummated an agreement to acquire all of the capital stock of Fiber SenSys, Inc. ("Fiber SenSys" or "FSI") for $1.65 million in cash. This acquisition has been accounted for by the purchase method of accounting. The purchase price was allocated to the assets acquired based on their estimated fair market values. The financial statements reflect the preliminary allocation of the purchase price and further refinement may be made based on the completion of final studies. The operating results of Fiber SenSys have been included in the Company's results of operations from the date of acquisition.

In conjunction with this acquisition, the following was recorded (in thousands):

Fair value of assets acquired     $   911
Goodwill recorded                     739
                                  -------
Cash paid                         $ 1,650
                                  =======

Acquisition of Ackley Dornbach, Inc. - On November 12, 1999, CompuDyne entered into and consummated an agreement to acquire all of the assets of Ackley Dornbach, Inc. The consideration paid for the assets was 15,000 shares of unregistered, legended CompuDyne common stock at a value of $8.00 per share, the fair market value at the time of the acquisition, and the ability to earn an additional 10,000 shares per year over the following three years depending on the profitability of the division. During 2000, the division met those profitability targets and earned an additional 10,000 shares, which will be issued in 2001. This acquisition has been accounted for by the purchase method of accounting. The purchase price was allocated to the net assets acquired based on their estimated fair market values. The operating results of Ackley Dornbach have been included in the Company's results of operations from the date of acquisition.





In conjunction with this acquisition, the following was recorded (in thousands):

Fair value of assets acquired      $   904
Goodwill recorded                      830
Fair value of stock issued            (120)
                                   -------
Liabilities assumed                $ 1,614
                                   =======

Disposition of MicroAssembly Systems, Inc. - On May 28, 1999 CompuDyne entered into and consummated an agreement to sell all of the assets of MicroAssembly to PENN Engineering & Manufacturing Corp. ("PEM"). The consideration received was $1.4 million in cash and resulted in a gain of $180 thousand.

Acquisition of Correctional Information Systems - On May 27, 1999, (effective April 30, 1999), CompuDyne entered into and consummated an agreement to acquire all of the assets of the Correctional Information Systems ("CIS") division of BI Incorporated ("BI"). CorrLogic, Inc. was formed as a new company to operate in the state of Colorado with the old CIS assets. CIS, located in Boulder, Colorado, developed and installs an inmate management software product used in correctional facilities. The consideration paid for the assets was $1.2 million in cash, a five year note in the amount of $1.1 million, at a fixed interest rate of 7.5% and 166,667 shares of unregistered, legended CompuDyne common stock at a value of $7.50 per share, the fair market value at the date of the acquisition. CompuDyne has accounted for this acquisition using the purchase method of accounting. The operating results of CIS have been included in the Company's results of operations from the date of acquisition. The purchase price was allocated to the net assets acquired based on their estimated fair market values.

In conjunction with this acquisition the following was recorded (in thousands):

Fair value of assets acquired    $ 7,499
Fair value of stock issued        (1,250)
Note payable                      (1,100)
Cash                              (1,170)
                                 -------
Liabilities assumed              $ 3,979
                                 =======





Acquisition of Norment Industries, Inc. and Norshield Corporation - On December 3, 1998, (effective November 28, 1998), CompuDyne entered into and consummated a Stock Purchase Agreement by and between Apogee Enterprises, Inc., ("the seller") and CompuDyne ("the purchaser") to purchase all of the capital stock of Norment and Norshield from the seller. Norment and Norshield, headquartered in Montgomery, Alabama, operate a number of separate businesses which collectively are engaged in the design, manufacture, installation and distribution of locks, bullet resistant glass, metal window surrounds, electronic control systems and similar products that are integrated into detention security systems under the names Norment Industries, Norshield, SESCO, EMSS, Airteq and Trentech. The consideration paid to the seller for the stock of Norment and Norshield was $22.5 million and an additional $1.4 million was paid for acquisition-related costs. CompuDyne has accounted for the acquisition of Norment and Norshield using the purchase method of accounting. The purchase price was allocated to the net assets acquired based upon their estimated fair market values. The accompanying financial statements include the operations of Norment and Norshield from November 28, 1998, the effective date of acquisition.

In conjunction with the acquisition the following was recorded:





Fair value of assets acquired     $ 32,283
Cash paid                          (23,880)
                                  --------
Liabilities assumed               $  8,403
                                  ========

Following are the Company's unaudited pro forma results for 2000 and 1999 assuming the acquisitions of FSI, CIS and Ackley Dornbach as well as the disposition of MicroAssembly had all occurred on January 1, 1999.


                                         YEARS ENDED DECEMBER 31
                                   (in thousands, except share data)

                                              2000        1999
                                              ----        ----
Revenue                                     $132,160    $117,443
Net income                                  $  4,185    $  2,636
Earnings per share
  Basic                                     $    .78    $    .50
  Diluted                                   $    .69    $    .45


These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the acquisitions and disposition been in effect on January 1, 1999, or of future results of operations.

5.  ACCOUNTS RECEIVABLE

Accounts Receivable consist of the following:

                                           YEARS ENDED DECEMBER 31
                                               (in thousands)
                                              2000        1999
                                              ----        ----
U.S. Government Contracts:
Billed                                     $  3,129    $  1,433
Unbilled                                      3,072       2,636
                                           --------    --------
                                              6,201       4,069
Commercial:
Billed                                       25,126      23,598
Unbilled                                      5,628       6,568
                                           --------    --------
                                             30,754      30,166
                                           --------    --------
Total Accounts Receivable                    36,955      34,235
Less Allowance for Doubtful Accounts         (1,260)       (402)
                                           --------    --------
Net Accounts Receivable                    $ 35,695    $ 33,833
                                           ========    ========

Unbilled receivables include retainages of approximately $5.5 million and $6.6 million at December 31, 2000 and 1999, respectively.

Substantially all of the U.S. Government billed and unbilled receivables are derived from cost reimbursable or time-and-material contracts. Direct sales to the U.S. Government for the years ended December 31, 2000, 1999 and 1998 were approximately $11.8 million, $10.9 million and $7.8 million, respectively, or 8.7%, 9.8% and 24% of the Company's total net sales for the same years. The sales to the U.S. Government were in the Corrections and Federal Systems segments. No other single customer accounted for greater than 10% of the Company's net sales.

Contract costs for services provided to the U.S. Government, including indirect expenses, are subject to audit by the Defense Contract Audit Agency ("DCAA"). All contract revenues are recorded in amounts expected to be realized upon final settlement.

In the opinion of management, adequate provisions have been made for adjustments, if any, that may result from the government audits. The Company received final approval on their indirect rates for 1997 from DCAA on March 6, 2000. No significant payments or billings were made as a result of the approval of the 1997 rates.

6.  CONTRACTS IN PROCESS

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts in process, are classified as current assets. Billings on uncompleted contracts in excess of incurred cost and accrued profits are classified as current liabilities. Summarized below are the components of the amounts:


                                            YEARS ENDED DECEMBER 31
                                                (in thousands)
                                               2000        1999
                                               ----        ----
Costs and estimated earnings
on uncompleted contracts                    $ 200,793   $ 166,346
Less customer progress payments               202,907     170,560
                                            ---------   ---------
                                            $  (2,114)  $  (4,214)
                                            =========   =========

Included in the statements of financial position:

Costs and estimated earnings in excess
of billings on uncompleted contracts        $   4,318   $   5,284
Billings in excess of contract costs
and estimated on uncompleted contracts         (6,432)     (9,498)
                                            ---------   ---------
                                            $  (2,114)  $  (4,214)
                                            =========   =========
7. FINANCING ARRANGEMENTS

                                            YEARS ENDED DECEMBER 31
                                               (in thousands)
                                              2000        1999
                                              ----        ----
Term note, interest at LIBOR (6.69% at
December 31, 2000) plus a fixed credit
spread of 2.0%, collateralized by
virtually all of the Company's assets,
due in quarterly installments which began
on June 30, 1999 (see the rate swap
agreement in Note 8).                       $ 5,475     $ 7,375

Subordinated fixed term 5 year note;
interest at 7.5% payable in annual
installments including principal.               682       1,138

Industrial revenue bond, interest payable
quarterly at a variable rate of 3.1% to 5.6%
(5.2% at December 31, 2000).  Principal payable
in quarterly installments of $35,000.  The bond
is collateralized by a $2.0 million letter of
credit and a bond guarantee agreement.        1,960       2,100

Subordinated note, interest at a fixed
rate of 13.15% collateralized by virtually
all of the Company's assets, subordinated
to the term note, due in quarterly
installments beginning March 31, 2004.        9,000       9,000
                                           --------    --------
Total long-term debt                         17,117      19,613
Less amount due within one year               2,685       2,243
                                           --------    --------
                                           $ 14,432    $ 17,370
                                           ========    ========




MATURITIES OF LONG-TERM DEBT


                      YEARS ENDING DECEMBER 31, (in thousands)

             2001    2002    2003   2004    2005    Thereafter   Total
             ----    ----    ----   ----    ----    ----------   -----
AMOUNT       $2,685  2,809   911    2,311   7,140   1,261        $17,117


The term note and subordinated note agreements contain various financial covenants including, among other things, maintenance of fixed charge coverage ratios, interest coverage ratios, maximum senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratios, and maximum permitted capital expenditures, and a restriction against paying dividends.

At December 31, 2000, the Company had a $6.5 million secured working capital line of credit, which allowed borrowings against eligible accounts receivable and inventory. The line of credit expires on November 28, 2001, and requires payment in full upon expiration. Of this line, $3.1 million was outstanding and $2.0 million was committed to a letter of credit securing the Industrial Revenue Bond used for the expansion of the Norment/Norshield operations. The interest rate on the working capital line is prime plus .5%. The interest rate as of December 31, 2000, was 10.0%. This line of credit was increased to $10 million on January 11, 2001.


8.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Cash Equivalents - The carrying amounts reported in the balance sheets for cash and cash equivalents approximates fair value.

     Long-Term Debt - The carrying amounts reported in the balance sheet approximate fair value as the amounts are at rates and terms available to the Company at December 31, 2000 and 1999, for borrowings for similar transactions.

     Rate Swap Agreement - The Company entered into an interest rate swap agreement on December 11, 1998, to limit the effect of increases in the interest rates on the floating rate of the term note. The differential is accrued as interest rates change and is recorded in interest expense. The effect of this agreement is to limit the interest rate exposure to 7.55% on $6.75 million of the Company's term loan. The fair value as of December 31, 2000 and 1999, as estimated by dealers was a favorable $50 thousand and $202 thousand, respectively. The agreement expires on December 31, 2001.

9.   INCOME TAXES

The components of the income tax provision (benefit) for the years ended December 31, 2000, 1999, and 1998 are as follows:


                                  YEARS ENDED DECEMBER 31 (in thousands)

                                        2000        1999      1998
                                        ----        ----      ----
Current                              $ 1,945     $   889     $ 333
Deferred                                (494)        700        30
                                     -------     -------     -----
                                     $ 1,451     $ 1,589     $ 363
                                     =======     =======     =====











The tax effects of the primary temporary differences giving rise to the Company's net deferred tax assets and liabilities at December 31, 2000 and 1999, are summarized as follows:


                                  YEARS ENDED DECEMBER 31 (in thousands)
                                             2000        1999
                                             ----        ----
Assets:
  Accrued expenses and deferred
  compensation                             $  103      $  123
  Tax operating loss carry-forward            680         748
  Tax credit carry-forward                    459         459
  Book reserves in excess of tax            1,075         797
  Accrued pension liability                     -         312
                                           ------      ------
     Total deferred assets                  2,317       2,439
Valuation allowance:                         (993)     (1,728)
                                           ------      ------
   Net deferred assets                      1,324         711
Net deferred liabilities:
   Tax depreciation in excess
   of book depreciation                      (262)       (143)
                                           ------      ------
                                           $1,062      $  568
                                           ======      ======



The Company established a valuation allowance in accordance with FASB No.109. Through September 30, 2000, the Company determined that a valuation allowance was needed for most of the deferred tax asset. As a result of the Company's continual increase in taxable earnings, and expectations that this trend will continue, the Company has determined that the tax benefits related to a larger share of its deferred tax assets are more likely than not to be realized. Accordingly, the Company has recorded a change in the valuation allowance of $735 thousand. As a result of current earnings, the Company recognized a $2.2 million charge for income taxes. The net effect of the decrease in the valuation allowance and the current year charge for income taxes is a net tax provision of $1.5 million.

At December 31, 2000, the Company and its subsidiaries have net operating loss carry-forwards available to offset future taxable income of approximately $23 million, subject to certain severe limitations. These carry-forwards expire between 2001 and 2010. The utilization of substantially all of these tax loss carry-forwards is limited to approximately $200 thousand each year as a result of the ownership change, which occurred in 1995. The tax effected amount, at December 31, 1999, related to the tax loss carry-forward in excess of the $200 thousand annually that the Company cannot use, was $9.3 million. The tax loss carry-forward and valuation allowance shown above for December 31, 1999, are different than previously reported since they have both been reduced by this amount to conform to the December 31, 2000, presentation. The Company also has carry-forwards available for alternative minimum tax purposes, which do not differ significantly from regular net operating loss carry-forwards. The Company also has research and development tax credits of approximately $459 thousand expiring in 2001 and 2002.

The difference between the statutory tax rate and CompuDyne's effective tax rate are summarized as follows:

                                  YEARS ENDED DECEMBER 31 (in thousands)
                                             2000      1999      1998
                                             ----      ----      ----
Statutory federal income tax rates           34.0%     34.0%     34.0%
State income taxes, net of Federal benefit    4.7       4.0       7.0
Change in valuation allowance               (11.7)      -       (14.5)
Tax effect of NOL utilization                (1.4)    ( 3.3)      -
Tax effect of non-deductible items             .4       2.6       3.5
                                            -----     -----     -----
Tax                                          26.0%     37.3%     30.0%
                                            =====     =====     =====






10.   COMMON STOCK AND COMMON STOCK OPTIONS

The Company has various stock option plans. Under these plans, options to purchase common stock may be granted until 2006. Options generally are granted at fair market value at the date of grant, are exercisable from 1 to 5 years from the date of grant, and expire 10 years after the date of grant. The plans permit the issuance of either incentive stock options or non-qualified stock options. Under all plans, there were 149,255 shares of common stock reserved for future grants as of December 31, 2000. Transactions are summarized as follows:

                                    Year Ended        Weighted Average
                                December 31, 2000      Exercise Price
                                -----------------      --------------

Outstanding, Beginning of Period
   Shares                             1,258,026            $ 3.50
   Prices                           $2.56 - $8.75
Granted
   Shares                               150,908            $ 8.14
   Prices                           $7.38 - $8.88
Exercised
   Shares                                60,025            $ 2.60
   Prices                           $1.63 - $6.88
Expired or Canceled                      14,875            $ 5.91

Outstanding, End of Period
   Shares                             1,334,034            $ 4.04
   Prices                           $1.50 - $8.88
Options Exercisable                     786,985

                                 Year Ended           Year Ended
                             December 31, 1999    December 31, 1998
                             -----------------    -----------------

Outstanding, Beginning of Period
   Shares                          1,085,574              404,150
   Prices                        $1.50 - $4.31        $1.50 - $2.81
Granted
   Shares                            234,302              694,424
   Prices                        $5.19 - $8.75        $2.63 - $4.31
Exercised
   Shares                             31,150                -
   Prices                        $1.63 - $4.31              -
Expired or Canceled                   30,700               13,000

Outstanding, End of Period
   Shares                          1,258,026            1,085,574
   Prices                        $2.56 - $8.75        $1.50 - $4.31
Options Exercisable                  734,774              573,448


Exercise prices for options outstanding as of December 31, 2000, ranged from $1.50 to $8.88. The following table provides certain information with respect to stock options outstanding as of December 31, 2000:



     Range of       Number              Weighted      Weighted Average
     Exercise     Outstanding           Average           Remaining
     Price      December 31, 2000    Exercise Price    Contractual Life
     -----      -----------------    --------------    ----------------
 $1.50 - 2.00         303,400             $1.55              4.75
 $2.00 - 3.00         174,300             $2.59              7.28
 $3.00 - 4.00         297,924             $3.25              7.92
 $4.00 - 5.00         259,200             $4.31              7.92
 $5.19 - 8.88         299,210             $7.96              9.00
                    ---------
                    1,334,034
                    =========

The following table provides certain information with respect to stock options exercisable at December 31, 2000:


     Range of        Number             Weighted      Weighted Average
     Exercise     Exercisable at         Average           Remaining
     Price      December 31, 2000    Exercise Price    Contractual Life
     -----      -----------------    --------------    ----------------

 $1.50 - 2.00         279,400             $1.55              4.69
 $2.00 - 3.00          92,700             $2.58              7.28
 $3.00 - 4.00         297,924             $3.25              7.92
 $4.00 - 5.00          88,200             $4.31              7.92
 $5.00 - 8.88          28,761             $7.83              8.69
                      -------
                      786,985
                      =======

As permitted under SFAS No. 123, the Company continues to account for its employee stock-based compensation plans and options granted under APB No. 25. No compensation expense has been recognized in connection with options, as all significant options have been granted to officers and employees with an exercise price equal to the fair value of the Company's common stock on the date of grant. The Company has provided below the additional disclosures specified in SFAS No. 123 for 2000 and 1999. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                         Years Ended December 31,
                                         2000     1999     1998
                                         ----     ----     ----
Expected life of option                   10       10        7
Risk-free interest rate                    6%       8%       6%
Expected volatility of CompuDyne stock    85%     109%     109%
Dividend rate                              0        0        0


Using these assumptions, the fair value of the stock options granted in 2000, 1999 and 1998 is $952,000, $1,200,000 and $2,700,000,
respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share for the years ended December 31, 2000, 1999 and 1998, would have been reduced to the following pro forma amounts:



                                         Years Ended December 31,
                                   (in thousands, except share data)
                                         2000     1999     1998
                                         ----     ----     ----
Net Income:
   As reported                        $ 4,139  $ 2,670    $ 847
   Pro forma                          $ 3,744  $ 2,328    $ 778
Earnings per share:
   As reported                         $ 0.78   $ 0.51   $ 0.20
   Pro forma                           $ 0.70   $ 0.45   $ 0.18


The resulting pro forma compensation cost may not be representative of that expected in future years.


11.  EMPLOYEE BENEFIT PLANS

The Company established a non-qualified Employee Stock Purchase Plan in October 1999, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's common stock. The Company matches at a rate of 15% of the employee purchase at the market value of the common stock for the monthly purchase period. The Company purchases stock on the open market and distributes the shares to employees individual accounts monthly. Expense for matching contributions to the plan was $36 thousand and $8 thousand for 2000 and 1999, respectively.

The Company has a 401(k) retirement savings plan covering all employees. All employees are eligible to participate in the plan after completing one year of service. Participants may make before tax contributions of up to 15% of their annual compensation, subject to Internal Revenue Service limitations. CompuDyne currently matches 30% of employee contributions up to a maximum of 6% of annual earnings for all Norment/Norshield employees enrolled in the plan. CompuDyne currently matches employee contributions up to the first 2.5% contributed for all other employees enrolled in the plan. Expense for matching contributions to the Plan was $250 thousand, $245 thousand and $128 thousand for 2000, 1999, and 1998, respectively. In connection with the acquisition of FSI, the Company became the sponsor of the FSI 401(k) profit sharing plan, which covers all FSI employees. Employees are eligible to participate after one year of service. Participants may make pre-tax contributions of up to 12% of their annual compensation subject to Internal Revenue Service limitations. CompuDyne currently matches 50% of employee contributions up to a maximum of 6% of employee's annual compensation. Expense for matching contributions to the plan was $2 thousand for the period from October 31, 2000 (date of acquisition) to December 31, 2000.

The Company established a money purchase pension plan covering salaried Norment/Norshield employees. All salaried Norment/Norshield employees are eligible to participate in the plan after one year of service. The Company makes annual contributions of 3% of annual compensation for employees with less than 10 years of service, 4% for 10 to 20 years of service and 5% for 20 years or more of service. Expense related to this plan was $332 thousand in 2000 and $246 thousand in 1999.


12.  COMMITMENTS AND CONTINGENCIES

The Company and certain of its subsidiaries are obligated as lessees under various operating leases for office, distribution, manufacturing and storage facilities.

As of December 31, 2000, future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:


Years Ended December 31 (in thousands)
                          TOTAL
--------------            -----
2001                    $ 1,053
2002                      1,014
2003                        663
2004                        545
2005                        212
                        -------
                        $ 3,487
                        =======


Rental expense was $1.1 million, $1.1 million and $542 thousand in 2000, 1999, and 1998, respectively.

The Company is party to certain legal actions and inquiries for environmental and other matters resulting from the normal course of business. Although the total amount of liability with respect to these matters cannot be ascertained, management of the Company believes that any resulting liability will not have a material effect on its financial position or results of future operations.


13.  KOLUX PENSION PLAN

In March 1987, the Company ceased its Kolux plant operations resulting in a curtailment of the defined benefit pension plan covering certain plant employees.

In February 2000, the Company purchased an annuity contract to cover the plan's vested benefits. The purchase of the annuity is irrevocable and relieves the Company of primary responsibility for pension plan obligations and eliminates significant risks related to the obligation and the assets used to effect settlements.

                                 Years ended December 31, (in thousands)
                                                 2000     1999
                                                 ----     ----
Reconciliation of Benefit Obligation:
   Beginning balance                            $ 777    $ 808
     Interest cost                                  5       52
     Change in assumptions
        December 31                                73      (10)
   Actuarial gain/loss                              -        8
   Benefits paid                                   (7)     (81)
   Settlement                                    (848)       -

                                                -----    -----
Ending balance                                  $   -    $ 777
                                                =====    =====

KOLUX PENSION PLAN ( continued)

                                 Years ended December 31, (in thousands)
                                                  2000     1999
                                                  ----     ----
Reconciliation of Fair Value of Plan Assets:
   Beginning balance                            $ 317    $ 328
     Return on assets                             (26)      (3)
     Contributions by CompuDyne                   564       79
     Benefits paid                                 (7)     (87)
     Settlement                                  (848)      -
                                                -----    -----
Ending balance                                  $  -     $ 317
                                                =====    =====
Funded Status of Plan - Accrued Pension Cost:   $  -     $(460)
                                                =====    =====
Net Periodic Cost Recognized:
   Service cost                                 $  -     $   6
   Interest cost                                    5       52
   Expected return on assets                       (5)       3
   Recognized gains or losses                      -        -
   Amortization of unrecognized net
    transition (asset) or obligation               -        14
   Loss on settlement                              75       -
                                                -----    -----
Ending balance                                  $  75    $  75
                                                =====    =====
Assumptions on Weighted Average Basis:
   Assumed discount rate                  7.0% - 6.5%   7.0% - 6.5%
   Expected long term rate of
     return on assets                            8.0%          8.0%




14.   OPERATING SEGMENT INFORMATION

Segment information has been prepared in accordance with the Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information", ("SFAS No. 131"). SFAS No. 131 defines "operating segments" to be those components of a business about which separate financial information is available that is regularly evaluated by management in deciding how to allocate resources and in assessing performance. SFAS No. 131 further requires that the segment information presented be consistent with the basis and manner in which management internally desegregates financial information for the purpose of assisting in making internal operating decisions.

During 2000, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. Accordingly, the Company has restated the corresponding items of segment information for earlier periods.

The following segment information includes operating information for CompuDyne's three operating segments, Corrections, Attack Protection, and Federal Systems, in addition to Corporate activities for each of the years ended December 31, 2000, 1999 and 1998. Also included is operating information from MicroAssembly's Stick-Screw product sales during the period from January 1, 1999 to May 31, 1999 (date of disposal); and for the year ended December 31, 1998, Norment (Corrections segment) and Norshield (Attack Protection segment), are included since their date of acquisition, November 28, 1998; Ackley Dornbach, Inc. (Corrections segment) and since its date of acquisition, November 12, 1999; CorrLogic (Corrections segment) since its date of acquisition, April 30, 1999; and Fiber SenSys, Inc. (Attack Protection segment) since its date of acquisition, October 31, 2000.


(in thousands)                     REVENUES
                          2000       1999       1998
                          ----       ----       ----
Corrections               $ 92,584   $ 81,795   $ 16,151
Attack Protection           23,201     15,827      1,459
Federal Systems             14,826     13,154     12,535
MicroAssembly                    -        670      1,771
CompuDyne Corporate              -          -          -
                          --------   --------   --------
                          $130,611   $111,446   $ 31,916
                          ========   ========   ========






(in thousands)                 GROSS MARGIN
                          2000       1999       1998
                          ----       ----       ----
Corrections               $ 17,739   $ 15,829   $ 3,323
Attack Protection            5,598      3,560       375
Federal Systems              2,165      1,814     1,892
MicroAssembly                    -        152       462
CompuDyne Corporate              -          -         -
                          --------   --------   -------
                          $ 25,502   $ 21,355   $ 6,052
                          ========   ========   =======


(in thousands)            TOTAL ASSETS, AT YEAR END
                          2000       1999       1998
                          ----       ----       ----
Corrections               $ 45,557   $ 48,965   $ 40,999
Attack Protection            2,286        295         39
Federal Systems              6,085      4,491      2,197
MicroAssembly                    -          -      1,224
CompuDyne Corporate          4,661      3,696       (889)
                          --------   --------   --------
                          $ 58,589   $ 57,447   $ 43,570
                          ========   ========   ========

(in thousands)              OPERATING INCOME/(LOSS)
                          2000       1999       1998
                          ----       ----       ----
Corrections               $ 5,885    $ 4,986    $ 1,408
Attack Protection           2,103      1,424       (277)
Federal Systems             1,205      1,016        920
MicroAssembly                   -          4         50
CompuDyne Corporate        (1,703)    (1,386)      (633)
                          -------    -------    -------
                          $ 7,490    $ 6,044    $ 1,468
                          =======    =======    =======

(in thousands)               CAPITAL EXPENDITURES
                          2000       1999       1998
                          ----       ----       ----
Corrections               $ 788      $ 1,491    $ 102
Attack Protection           170        1,957       65
Federal Systems               6           84      208
MicroAssembly                 -           21       57
CompuDyne Corporate          15           20        -
                          -----      -------    -----
                          $ 979      $ 3,573    $ 432
                          =====      =======    =====






(in thousands)                  DEPRECIATION
                          2000       1999       1998
                          ----       ----       ----
Corrections               $  977     $  869     $  90
Attack Protection            281        219        23
Federal Systems               68         90        79
MicroAssembly                  -         31        71
CompuDyne Corporate            1          2         -
                          ------     ------     -----
                          $1,327     $1,211     $ 263
                          ======     ======     =====

DIRECTORS
---------
Martin A. Roenigk
Chairman
CompuDyne Corporation

Philip M. Blackmon
Executive Vice President
CompuDyne Corporation

David W. Clark, Jr.
Managing Director
Pryor & Clark Company

David M. Jones
Managing Director
William Blair Mezzanine
Capital Partners III , L.L.C.

Alan Markowitz
Private Investor

Millard H. Pryor, Jr.
Managing Director
Pryor & Clark Company


CORPORATE DIRECTORY
-------------------

Corporate Headquarters
CompuDyne Corporation
7249 National Drive
Hanover, MD 21076

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016


Banks
LaSalle National Bank
135 South LaSalle Street
Chicago, IL 60603

SunTrust Banks, Inc.
Post Office Box 305110
Nashville, TN 37230-5110

General Counsel
Tyler Cooper & Alcorn
CityPlace, 35th Floor
185 Asylum Street
Hartford, CT 06103

Auditor
Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102-4219


CORPORATE PROFILE
-----------------
CompuDyne Corporation, listed on the NASDAQ National Market under the symbol "CDCY", is a holding company for six businesses with leading positions in physical and electronic security and technology-based integrated justice systems solutions. Norment Security Group is the world's largest supplier of physical and electronic security products, as well as integration and maintenance services, to the corrections and courthouse markets. Norshield Security Products is the largest provider of bullet, blast and attack resistant products to U.S. embassies, banks, courthouses and other highly secured facilities in the U.S. and around the world. Quanta Systems and its Data Control systems division are suppliers of security and specialty engineering services and telecommunications products to the military, intelligence and commercial markets. Sysco and CorrLogic sell large-scale software products for access control, alarm monitoring, computer network security, telecommunications monitoring and integrated justice systems solutions. Fiber SenSys designs and manufactures fiber-optic sensors and related systems using optical fiber, proprietary optics and digital signal processing. CompuDyne also has an investment in, and a Cooperation Agreement with, Tiburon, Inc., the country's largest supplier of Public Safety software systems.


Shareholders may request a free copy of the Company's detailed annual report filed with the Securities and Exchange Commission on Form 10-K by writing to:

William C. Rock, Secretary
CompuDyne Corporation
7249 National Drive
Hanover, Maryland 21076


Any statements in this Annual Report that are not statements of historical fact are forward looking statements that are subject to a number of important risks and uncertainties that could cause actual results to differ materially. Specifically, any forward looking statements in this Annual Report related to the Company's objectives of future growth, acquisitions, profitability and financial returns are subject to a number of risks and uncertainties including, but not limited to, risks related to a growing market demand for the Company's existing and new products, continued growth in sales and market share of the Company's products and services, general economic conditions, competitive products and services, and product and technology development. There can be no assurance that such objectives will be achieved.


CompuDyne CORPORATION CORPORATE OFFICES
---------------------------------------

CORPORATE HEADQUARTERS
7249 National Drive
Hanover, MD 21076
410-712-0275 phone
410-712-0677 fax
www.compudyne.com

NORMENT SECURITY GROUP, INC.
3224 Mobile Highway
Montgomery, AL 36108
334-281-8440 phone
334-288-5485 fax
www.normentsecuritygroup.com

NORSHIELD SECURITY PRODUCTS
3224 Mobile Highway
Montgomery, AL 36108
334-281-8440 phone
334-288-5485 fax
www.norshieldsecurity.com

QUANTA SYSTEMS CORPORATION/
DATA CONTROL SYSTEMS
213 Perry Parkway
Gaithersburg, MD 20877
301-590-3300 phone
301-590-3325 fax

AIRTEQ SYSTEMS
9640 SW Herman Road
Tualatin, OR 97062
503-885-1995 phone
503-885-2476 fax



CORRLOGIC, INC.
4720 Walnut Street
Boulder, CO 80301
720-406-3200 phone
720-406-3300 fax
www.corrlogic.com

SYSCO SECURITY SYSTEMS, INC.
4720 Walnut Street
Boulder, CO 80301
720-406-3200 phone
720-406-3300 fax

FIBER SENSYS, INC.
9640 SW Sunshine Court
Beaverton, OR 97005
503-641-8150 phone
503-641-3410 fax
www.fibersensys.com


NORMENT SECURITY GROUP REGIONAL OFFICE CENTERS
----------------------------------------------

NORTHEAST
7255 Standard Drive
Hanover, MD 21076
410-712-6020 phone
410-712-0329 fax

SOUTHEAST
214-C Garner Business Court
Garner, NC 27529
919-779-0006 phone
919-779-0351 fax

MIDWEST
716 North 109 th Street
Wauwatosa, WI 53226
414- 453-8050 phone
414-453-2175 fax

SOUTHWEST
446 North Austin Dr., Suite 1
Chandler, AZ 85226-2634
480-940-6970 phone
480-753-3533 fax

WEST COAST (EMSS)
6144 B Industrial Way
Livermore, CA 94550
925-455-1131 phone
925-455-1171 fax



AFFILIATE
---------

TIBURON, INC.
39350 Civic Center Dr., Suite 280
Fremont, CA 94538
510-792-2108 phone
510-792-2897 fax
www.tibinc.com